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                            October 15, 2020

       Dennis Knocke
       President and Chief Executive Officer
       Nerium Biotechnology Inc.
       11467 Huebner Road
       Suite 175
       San Antonio, TX

                                                        Re: Nerium
Biotechnology Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 18,
2020
                                                            File No. 000-54051

       Dear Mr. Knocke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Pharmaceutical, page 2

   1.                                                   We note your disclosure
that a Phase 1 study of Anvirzel   was completed in 2001. Since
                                                        you were incorporated
in 2006, please clarify who conducted this trial and indicate whether it was
conducted pursuant to an effective IND. Revise here or elsewhere, as applicable, to clarify
how you obtained ownership of Anvirzel  .
   2.                                                   We note your disclosure
that Anvirzel   is available as a prescription drug in Honduras, El
                                                        Salvador and Guatemala.
Please revise to identify the relevant treatment indication or indications.
   3.                                                   Please describe the
regulatory process for approval of Anvirzel   in Honduras, El
                                                        Salvador and Guatemala.
Please disclose whether you or any other entity were required to conduct any clinical
trials prior to marketing your product in those countries and, if so,
 Dennis Knocke
FirstName LastNameDennis
Nerium Biotechnology Inc. Knocke
Comapany
October 15,NameNerium
            2020       Biotechnology Inc.
October
Page 2 15, 2020 Page 2
FirstName LastName
         briefly summarize those clinical trials and results.
4. We note your disclosure that Nerium Immune and Nerium Viral are marketable pharmaceutical products. Please disclose the countries where these products have been approved for sale.
5. Please revise to briefly identify Neora's stated basis for its arbitration demand.
The consolidated financial statements of our Company have been prepared on a "going concern" basis, page 5

6. Please revise your risk factor to specifically address your auditor's explanatory paragraph regarding your ability to continue as a going concern.
Combining Therapeutic Dosages of Different Cardiac Glycoside Could Be Dangerous, page 10

7. We note your disclosure that clinical testing on humans and animals has demonstrated
         Anvirzel   and its cardiac glycoside components are below toxic levels and are safe.
         Please remove all statements that present your conclusions regarding the safety of
         Anvirzel   as this is a determination within the authority of the U.S.
Food and Drug
         Administration and comparable regulatory bodies.
Positive Immune Response Not Independently Proven, page 10

8. Please revise your disclosure in an appropriate location to indicate the mechanism of action of your antiviral drugs and the basis for why you believe an antiviral would produce an immune response.
Highlights of three and six months ended June 30, 2020, page 11

9. We note your disclosure on page F-49 that on April 12, 2020 the company received loan proceeds in the amount of $276,671 under the Paycheck Protection Program. Please disclose the following: (i) the material terms of the loan; (ii) your plans, if any, regarding use of the loan proceeds; and (iii) whether any of the loan has been forgiven to date. In addition, please revise your risk factor section, as applicable, to disclose any associated risks with this loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
11

10. Please tell us the amount of rental income included in Other Income and offset to inventory during the year ended December 31, 2019, and the three and six months ended
         June 30, 2020. Provide your analysis of the accounting treatment for your rental income, including specific reference to the appropriate accounting guidance. Tell us the terms of the lease agreement. Also, tell us your consideration of disclosing the material terms of your rental agreement within your lease disclosures on page F-23.
 Dennis Knocke
Nerium Biotechnology Inc.
October 15, 2020
Page 3
11. We note your revenues are comprised of "Sales" and "Other income." For each of the periods presented in this section, please disclose the significant changes that materially affected your "Sales" revenue.
Directors and Executive Officers, page 29

12. For each director, please ensure that you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the your business and structure. Refer to
         Regulation S-K Item 401(e)(1).
13.      Refer to Regulation S-K Item 401:

                For Ms. Mitchell, please disclose the name and principal business of any corporation or other organization in which her occupations and employment were carried on.

                For Mr. Nester, please revise to clarify the principal occupations and employment during the past five years and name the start-up pharmaceutical company where he served as President.

                For Mr. Bourg, please revise to clarify the principal occupations and employment during the past five years.
Recent Sales of Unregistered Securities, page 35

14. Please reconcile your disclosure in this section and throughout your filing regarding the
         $0.50 per share conversion price versus the $1.00 per share conversion price indicated in
         Exhibit 4.2 or advise us as appropriate.
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-5

15. Explain to us your presentation of Other Income as a component of your gross profit calculation. In this regard, we note your disclosures on pages 16 and 19 that other income includes rental income and administrative fees received.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Segment
FirstNameInformation, page F-16
            LastNameDennis  Knocke
Comapany
16.        NameNerium
      Please              Biotechnology
             revise to disclose revenues Inc.
                                          by product or product group, and
revenues and long-
      lived assets by geographic
October 15, 2020 Page 3           region.  Refer to ASC 280-10-50-40 through
41.
FirstName LastName
 Dennis Knocke
FirstName LastNameDennis
Nerium Biotechnology Inc. Knocke
Comapany
October 15,NameNerium
            2020       Biotechnology Inc.
October
Page 4 15, 2020 Page 4
FirstName LastName
Notes to the Interim Condensed Consolidated Financial Statements
15. Related Party Transactions and Balances, page F-52

17. You disclose a $147,151 deposit from Nerium International (now known as
         Neora) recorded as a contract liability as of December 31, 2019 and June 30, 2020. You have also disclosed on page F-31 that sales to Nerium International ceased during 2019.
         Please revise to describe the nature of the deposit and when or if you expect to recognize the amount as revenue. Additionally, revise to disclose how the contract liability is affected by the prior litigation and arbitration with Nerium International.
General

18. Pursuant to Section 12(g)(1) of the Exchange Act, this Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we may continue to review your filing until all of our comments have been addressed. If you are voluntarily filing this
         Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10. You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letter(s).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at (202) 551-3105 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences